UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

049430101

(CUSIP Number)

November 18, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049430101

1.	Names of Reporting Persons MIHI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,754,675*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,754,675*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,754,675*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4.

2

CUSIP No. 049430101

1.	Names of Reporting Persons Macquarie Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,754,675*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,754,675*
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,754,675*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4.

3

Explanatory Note

This Schedule 13G amends the Schedule 13D filed by MIHI LLC (“MIHI”), Macquarie Group Limited (“Macquarie”) and the other reporting persons named therein, as originally filed with the Securities and Exchange Commission on March 3, 2020 (the “Schedule 13D”), relating to shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Atlas Technical Consultants, Inc., a Delaware corporation (the “Issuer”). On December 29, 2020, Boxwood Sponsor LLC (“Boxwood Sponsor”), one of the reporting persons named in the Schedule 13D, transferred shares of Class A Common Stock previously held by Boxwood Sponsor to Boxwood Sponsor’s individual members, including MIHI Boxwood Sponsor, LLC (“MIHI Boxwood Sponsor”), another reporting person named in the Schedule 13D, which subsequently distributed such shares to its members upon its liquidation. MIHI and Macquarie no longer hold any shares of Class A Common Stock with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filers accordingly determined to report their beneficial ownership of shares of Class A Common Stock on Schedule 13G.

Item 1.
	(a)	Name of Issuer Atlas Technical Consultants, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 13215 Bee Cave Parkway, Building B, Suite 230 Austin, TX 78738

Item 2.

(a)

Name of Person Filing

This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) MIHI LLC

(ii)  Macquarie Group Limited

	(b)	Address of Principal Business Office or, if none, Residence MIHI LLC: 125 West 55th Street, L-22 New York, NY 10019-5369 Macquarie Group Limited: 50 Martin Place Sydney, New South Wales, Australia

	(c)	Citizenship MIHI LLC is a Delaware limited liability company. Macquarie Group Limited is a Sydney, New South Wales, Australia corporation.

	(d)	Title of Class of Securities Class A common stock, par value $0.0001 per share

	(e)	CUSIP Number 049430101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

As of August 2, 2021, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,754,675 shares of Class A Common Stock.

MIHI LLC is a member managed limited liability company. Macquarie Group Limited, a publicly listed company in Australia, is the ultimate indirect parent of MIHI LLC and may be deemed to beneficially own the Issuer’s securities beneficially owned by MIHI LLC. Therefore, Macquarie Group Limited may be deemed to share beneficial ownership of all shares beneficially owned by MIHI LLC. Macquarie Group Limited expressly disclaims any such beneficial ownership, except to the extent of its pecuniary interest therein.

	(b)	Percent of class:

As of August 2, 2021, each of the Reporting Persons may be deemed to beneficially own may be deemed to beneficially own approximately 5.5% of the total number of shares of Class A Common Stock outstanding. These percentages are based on 31,734,955 shares of Class A Common Stock outstanding as of May 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ending March 31, 2021.

	(c)	Number of shares as to which the person has:

MIHI LLC

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,754,675
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,754,675

Macquarie Group Limited

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,754,675
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,754,675

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2021

MIHI LLC
/s/ Tobias Bachteler
Signature
Authorized signatory
Name/Title

/s/ Larry Handen
Signature
Authorized signatory
Name/Title

MACQUARIE GROUP LIMITED

/s/ Paul Peduto
Signature

Paul Peduto, Attorney-in-fact
Name/Title

/s/ Johanna Ashby
Signature

Johanna Ashby, Division Director
Name/Title

[Signature Page to Schedule 13G]

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all subsequent amendments thereto) with respect to the Class A common stock, par value $0.0001 per share, of Atlas Technical Consultants, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 3, 2021.

[Signature Page Follows]

MIHI LLC
/s/ Tobias Bachteler
Signature
Authorized signatory
Name/Title

/s/ Larry Handen
Signature
Authorized signatory
Name/Title

MACQUARIE GROUP LIMITED

/s/ Paul Peduto
Signature

Paul Peduto, Attorney-in-fact
Name/Title

/s/ Johanna Ashby
Signature

Johanna Ashby, Division Director
Name/Title

[Signature Page to Joint Filing Agreement]